SECURITIES A[barcode] N
Was[barcode]
04018169

Att
5/27/2004

CM
5/26

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 24767 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 04-01-2003 (MM/DD/YY) AND ENDING 03-31-2004 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gramercy Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3949 Old Post Road
(No. and Street)

Charelstown (City) RI (State) 02813 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Roderick Scribner 401-364-7700
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Walter J. Matisewski, CPA
(Name – *if individual, state last, first, middle name*)

1525 Louisquisset Pike Bldg. C-205 (Address) Lincoln (City) RI (State) 02865 (Zip Code)

PROCESSED
JUN 02 2004
THOMSON FINANCIAL

RECEIVED
MAY 25 2004

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Roderick Scribner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gramercy Securities, Inc., as of March 31st, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

LISA M. PARIDE
NOTARY PUBLIC
MY COMMISSION EXPIRES:
01-07-07

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRAMERCY SECURITIES, INC.

FINANCIAL STATEMENTS

MARCH 31, 2004

# GRAMERCY SECURITIES, INC.

## FINANCIAL STATEMENTS

## TABLE OF CONTENTS


| | |
|---|---|
| Independent Auditor's Report | |
| Balance Sheet, March 31, 2004 | Exhibit A |
| Statement of Income, Year Ended March 31, 2004 | Exhibit B |
| Statement of Changes in Stockholder's Equity, Year Ended March 31, 2004 | Exhibit C |
| Statement of Cash Flows, Year Ended March 31, 2004 | Exhibit D |
| Notes to Financial Statements | |
| Supplementary Information | |

*Walter J. Matisewski*
CERTIFIED PUBLIC ACCOUNTANT, INC.
1525 LOUISQUISSET PIKE
LINCOLN, RHODE ISLAND 02865
401-726-2727

# INDEPENDENT AUDITOR'S REPORT

Board of Directors
Gramercy Securities, Inc.
3949 Old Post Road
Charlestown, RI 02813

I have audited the accompanying balance sheet of Gramercy Securities, Inc. as of March 31, 2004 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gramercy Securities, Inc. as of March 31, 2004 and the results of its operations, changes in stockholder's equity and cash flows for the year then ended in conformity with generally accepted accounting principles.

My examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the accompanying information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,

Walter J. Matisewski

Walter J. Matisewski
Certified Public Accountant

May 12, 2004

EXHIBIT B

# GRAMERCY SECURITIES, INC.

## STATEMENT OF INCOME

## FOR THE YEAR ENDED MARCH 31, 2004

| | | |
|---|---|---|
| Revenue: | | |
| Commission income | $1,558,619 | |
| Total Revenue | | $1,558,619 |
| Expenses: | | |
| Commissions paid-out | $1,526,151 | |
| Bank service charges | 3,088 | |
| Office expense & reimbursements | 2,478 | |
| Licenses, bonds and fees | 10,018 | |
| Taxes | 596 | |
| Professional | 1,020 | |
| Continuing education | 3,885 | |
| Total Expenses | | 1,547,236 |
| NET INCOME | | $ 11,383 |

EXHIBIT C

# GRAMERCY SECURITIES, INC.

## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

## FOR THE YEAR ENDED MARCH 31, 2004

| | PAID-IN CAPITAL | RETAINED EARNINGS DEFICIT | TOTAL |
|---|---|---|---|
| Beginning balances | $12,514 | $ 3,586 | $16,100 |
| Net Income Exhibit B | - | 11,383 | 11,383 |
| Reductions | - | - | - |
| Ending balances | $12,514 | $14,969 | $27,483 |

EXHIBIT D

# GRAMERCY SECURITIES, INC.

## STATEMENT OF CASH FLOWS

## FOR THE YEAR ENDED MARCH 31, 2004

| | |
|---|---|
| Cash flows from operating activities: | |
| Net income, Exhibit B | $11,383 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Increase in clearing account | ( 215) |
| Increase in accounts receivable | (20,919) |
| Increase in accounts payable | 19,513 |
| Net cash used by operating activities | ( 1,621) |
| Cash flows used for financing activities | - 0 - |
| Net cash used for financing activities | - 0 - |
| Net increase in cash | 9,762 |
| Cash at beginning of year | 6,103 |
| Cash at end of year | $15,865 |

# GRAMERCY SECURITIES, INC.

## NOTES TO FINANCIAL STATEMENTS

## MARCH 31, 2004

### NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company is registered with the Securities and Exchange Commission pursuant to Section 15 (b) of the Securities Act of 1934 and operates under the exemptive provision of Rule 15c3-1.

### NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. At March 31, 2004, the Company had a net capital of $25,862 which is in excess of its required net capital of $5,000.

SUPPLEMENTARY INFORMATION

GRAMERCY SECURITIES, INC.

SUPPLEMENTARY INFORMATION

MARCH 31, 2004

1. COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1

| | |
|---|---|
| Total stockholder's equity | $27,483 |
| NET CAPITAL AFTER ADJUSTMENTS | $25,862 |

2. COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---|
| Minimum net capital required($21,426 x 6 2/3%) | $1,428 |
| Minimum dollar net capital requirement | 5,000 |
| Net capital requirement (greater of the two) | 5,000 |
| Excess net capital ($25,862 - $5,000) | 20,862 |
| Excess net capital at 1,000%($25,862 - $2,143) | $23,719 |

3. COMPUTATION OF AGGREGATE INDEBTEDNESS

| | |
|---|---|
| Total liabilities | $21,426 |
| Percentage of aggregate indebtedness to net capital ($21,426 / $25,862) | 83% |
| Percentage of debt to debt equity in accordance with Rule 15c3-1(d) | -0- |

4. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3

The company operates under the exemptive provision of SEC Rule 15c3-3(k)(2)(ii).

5. INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3

The Company has complied with the exemptive requirements of Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of March 31, 2004.

6. RECONCILIATION PURSUANT TO RULE 17A-5 (D) (4)

No differences exist.

EXHIBIT A

# GRAMERCY SECURITIES, INC.

## BALANCE SHEET

## MARCH 31, 2004

### ASSETS

| | |
|---|---|
| Current Assets: | |
| Cash | $15,865 |
| Clearing deposit | 10,000 |
| Accounts receivable | 23,044 |
| TOTAL CURRENT ASSETS | $48,909 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| Current Liabilities: | |
| Accounts payable | $21,426 |
| TOTAL CURRENT LIABILITIES | $21,426 |
| Stockholder's Equity: | |
| Common stock - 200 shares of no par stock authorized and issued | $11,400 |
| Additional paid-in capital | 1,114 |
| Retained earnings | 14,969 |
| Total Stockholder's Equity | $27,483 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $48,909 |

*Walter J. Matisewski*
CERTIFIED PUBLIC ACCOUNTANT, INC.

1525 LOUISQUISSET PIKE
LINCOLN, RHODE ISLAND 02865
401-726-2727

Board of Directors
Gramercy Securities, Inc.
3949 Old Post Road
Charlestown, RI 02813

I have audited the financial statements of Gramercy Securities, Inc. for the year ended March 31, 2004 and have issued my report thereon dated May 12, 2004. As part of my audit, I made a study and evaluation of the Company's systems of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including test of compliance with such practices and procedures) followed by Gramercy Securities, Inc., that I considered relevant to the objectives stated in Rule 17a-5 (g) (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures that can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weakness in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Gramercy Securities, Inc. taken as a whole. However, my study and evaluation disclosed no condition that I believed to be material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at March 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Respectfully submitted,

Walter J. Matisewski

Walter J. Matisewski
Certified Public Accountant

May 12, 2004

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